UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FIDELITY SOUTHERN CORPORATION
(Exact name of registrant as specified in its charter)

Georgia	No. 58-1416811

(State or other jurisdiction of incorporation	(IRS Employer Identification No.)

3490 Piedmont Road, Suite 1550 Atlanta, Georgia	30305

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Series B Participating Cumulative Preferred Stock Purchase Rights	Nasdaq Global Select
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: None.
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1 Description of Registrant’s Securities to be Registered.
The Board of Directors of Fidelity Southern Corporation (the “Company”) adopted a Tax Benefits Preservation Plan (the “Plan”) effective as of November 19, 2010. Below is a summary of the Plan. This summary describes in general terms the way in which the Plan works. A copy of the Plan is being filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference.
The purpose of the Plan is to preserve the value of certain of our and our subsidiaries deferred tax assets (which we refer to as “tax benefits”) for U.S. federal income tax purposes. The tax benefits generally consist of net operating loss carryovers and net unrealized built-in losses. We have experienced operating losses, which for federal and state income tax purposes, may be carried forward in certain circumstances to offset current and future taxable income. We have net unrealized built-in losses. Realization of net operating loss carryovers and net unrealized built-in losses would reduce our federal and state income tax liability. These tax benefits may be a valuable asset to us and our shareholders. However, if we experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code, our ability to use the tax benefits could be substantially limited, and the timing of the usage of the tax benefits could be substantially delayed, which could significantly impair the value of our tax benefits. Generally, an “ownership change” occurs if the percentage of our stock owned by one or more “five percent shareholders” increases by more than fifty percentage points over the lowest percentage of stock owned by such shareholders at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by us.
The Rights Plan is intended to discourage any person from acquiring 5% or more of the outstanding shares of our common stock without the prior approval of our Board of Directors. If a person acquires 5% or more of our outstanding common stock, or an existing owner of 5% or more our common stock acquires additional common stock, the Rights Plan could cause such person to experience substantial dilution in their voting, liquidation, and dividend rights in our stock.
The Rights Plan does not prevent persons from acquiring our common stock, and, therefore, there is no guarantee that the Rights Plan will prevent us from experiencing an “ownership change” under Section 382, which could substantially limit our ability to use the tax benefits.
In connection with the adoption of the Plan, the Company’s Board of Directors declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on December 6, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date.
The Rights are not exercisable, have no economic value, and do not entitle a person to any rights as a shareholder prior to a “Distribution Date.” A “Distribution Date” means the earlier of (i) the 10th business day after a person becomes an Acquiring Person (as described below) and (ii) the 10th business day after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person. If a Distribution Date occurs prior to the expiration of the Plan, the Rights will become exercisable on the Distribution Date to purchase one one-millionth of a share of Preferred Stock for a purchase price of $30.00 per Right. The rights and preferences of the preferred stock are set forth in the Articles of Amendment to the Company’s Articles of Incorporation establishing the Series B Participating Cumulative Preferred Stock, a form of which is filed as Exhibit 3.1 to this Form 8-A and is hereby incorporated by reference.
Until and unless there is a Distribution Date, the Rights are transferable only in connection with the transfer of the underlying shares of our common stock. On and after a Distribution Date, if any occurs, the Rights detach from the underlying shares of our common stock and are transferable pursuant to the terms of the Rights Plan.

Subject to the exceptions summarized below, an “Acquiring Person” means a beneficial owner of 5% or more of our common stock then outstanding and any person or group of persons that is or becomes a “5-percent shareholder” of the Company as described in applicable regulations of the Department of the Treasury (a “Threshold Holder”). Certain Threshold Holders are deemed under the Plan not to be an Acquiring Person, including without limitation any of the following:
• The U.S. Government;
• Any existing beneficial owner of 5% or more of our common stock immediately prior to the date of the Rights Plan, so long as such beneficial owner’s percentage ownership of our common stock does not undergo certain increases described in the Rights Plan;
• Threshold Holders who became such due to certain actions by us such as stock dividends, splits, or reverse splits, anti-dilution, or any redemptions by us;
• A person who becomes a Threshold Holder if our Board of Directors determines in its sole discretion that such person inadvertently became a Threshold Holder and such person promptly divests a sufficient number of shares of our common stock so that the person is no longer a Threshold Holder;
• A person who has become a Threshold Holder or who has increased such person’s percentage stock ownership after becoming a Threshold Holder if our Board of Directors determines that the attainment of such status or increase has not jeopardized our ability to use tax benefits and will not jeopardize our ability to use tax benefits; provided that such person does not further increase his percentage ownership;
• A person that beneficially owns at least a majority of our common stock following consummation of a qualified tender or exchange offer; or
• A strategic investor, which means any beneficial owner of our securities that is designated as a strategic investor in an agreement between us and the investor, which agreement may include restrictions and conditions that our Board of Directors approves, if acquisitions by such person are made pursuant to the terms of the agreement with the strategic investor.
If a person becomes an Acquiring Person, the number of shares of Preferred Stock issuable upon exercise of the Rights will equal the aggregate purchase price of the Rights divided by 50% of the average price of our common stock for the 30 consecutive trading days immediately prior to the occurrence of such person becoming an Acquiring Person. This is referred to as a “flip-in” feature. Rights beneficially owned by an Acquiring Person from and after the date on which the Acquiring Person becomes such will be null and void. The holder of Rights which have become null and void will not have any rights with respect to such Rights. Rights beneficially owned by a transferee of an Acquiring Person will also be null and void in certain circumstances.
If any person becomes an Acquiring Person, our Board of Directors may (i) allow the Rights to become exercisable pursuant to the flip-in feature; (ii) exchange each Right for one-millionth share of Preferred Stock or one share of our common stock; or (iii) redeem each Right for $0.00001, payable in cash, common stock, or other property.
Our Board of Directors may determine at any time prior to a person becoming an Acquiring Person that the Rights are no longer in our and our shareholders best interests, at which time the Rights would terminate. The expiration date of the Rights is the earliest to occur of (i) 36 months and one day after adoption of the Right Plan, (ii) the time at which all the Rights are redeemed or exchanged, (iii) the first day of a taxable year in which our Board of Directors determines that there are no tax benefits that may be carried forward, and (iv) a date prior to a person becoming an Acquiring Person on which our Board of Directors determines that the Rights and the Plan are no longer in the best interest of us and our shareholders.

At any time prior to a Distribution Date, the Plan may be amended in any respect by action of the Board of Directors. At any time after the occurrence of a Distribution Date, the Plan may be amended by action of the Board of Directors so long as such amendment does not adversely affect the holders of the Rights (other than any Acquiring Person).
The issuance of the Rights is not taxable to holders of the Company’s common stock for U.S. federal income tax purposes.
A holder of Rights has no rights as a shareholder of the Company, including no right to vote and no right to receive dividends.
Item 2 Exhibits

Exhibit No.	Description
3.1	Articles of Amendment to the Articles of Incorporation of Fidelity Southern Corporation for its Series B Participating Cumulative Preferred Stock
4.1	Tax Benefits Preservation Plan dated as of November 19, 2010 between Fidelity Southern Corporation and Mellon Investor Services LLC as Rights Agent

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Stephen H. Brolly
Stephen H. Brolly
Chief Financial Officer
November 22, 2010